SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number:  333-11599610

Concordia Bus Nordic Holding AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

Concordia Bus Nordic Holding AB (publ)

556028-1122

CONCORDIA BUS NORDIC HOLDING AB
STOCKHOLM, SWEDEN

SECOND QUARTER JUNE 1, 2006 – AUGUST 31, 2006
AND
HALF YEAR MARCH 1, 2006 – AUGUST 31, 2006

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB (publ)

Unaudited consolidated interim statements of operations for the three months ended August 31, 2006 and August 31, 2005

Unaudited consolidated interim statements of operations for the half-year ended August 31, 2006 and August 31, 2005

Unaudited interim consolidated balance sheets as of August 31, 2006 and February 28, 2005

Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2006 and August 31, 2005

Notes to unaudited consolidated interim financial statements

Unaudited Consolidated financial statements – Swebus AB

Unaudited consolidated interim statements of operations for the three months ended August 31, 2006 and August 31, 2005

Unaudited consolidated interim statements of operations for the half-year ended August 31, 2006 and August 31, 2005

Unaudited interim consolidated balance sheets as of August 31, 2006 and February 28, 2006

Unaudited consolidated interim cash flow statements for the half-year ended August 31, 2006 and August 31, 2005

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)
HALF-YEAR REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended August 31, 2006. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm). All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 10. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2007” for the year ending February 28, 2007). The end of the second financial quarter for Nordic is August 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements, with the exception that , regarding intangible assets, IAS 38 is followed.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Second quarter ended August 31, 2006 compared to the second quarter ended August 31, 2005

	2006		2005
	SEK million	%	SEK million	%

Revenues	1,172	100.0%	1,081	100.0%
Operating profit (loss)	(28)	(2.4)%	(74)	(6.8)%
Net loss	(70)	(5.9)%	(217)	(20.0)%

Half-year ended August 31, 2006 compared to the half-year ended August 31, 2005

	2006		2005
	SEK million	%	SEK million	%

Revenues	2,384	100.0%	2,291	100.0%
Operating profit (loss)	(58)	(2.4)%	(121)	(5.3)%
Net loss	(114)	(4.8)%	(311)	(13.6)%

Second quarter ended August 31, 2006 compared to the second quarter ended August 31, 2005

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and capital resources” which provides analysis between the respective year to date periods, which for the second quarter are the same.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Nordic provides at its depots to third parties and sales of diesel fuel.

Revenues increased by SEK 91 million, or 8.4%, from SEK 1,081 million for the three months ended August 31, 2005 to SEK 1,172 million for the quarter ended August 31, 2006.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 87 million, or 9 % from SEK 917 million for the three months ended August 31, 2006 to SEK 1,004 million for the three months ended August 31, 2006. The increase in revenue is principally due to increased volume in existing contracts of SEK 73 million, impact from new contracts of SEK 94 million. This was offset by the impact of lost contracts worth SEK 80.

Revenues from express bus services SEK 105 million for the three months ended August 31, 2005 to SEK 105 million for the three months ended August 31, 2006.

Revenues from coach hire services increased by SEK 4 million or 10 % from SEK 40 million for the three months ended August 31, 2005 to SEK 44 million for the three months ended August 31, 2006. This increase is principally due to better business cycle.

Other revenues amounted to SEK 19 million for the three months ended August 31, 2006 and SEK 19 million for the three months ended August 31, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of gain and loss on our sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Loss on sale of fixed assets was SEK 4 million for the three months ended August 31, 2005, compared to a loss on sale of fixed assets of SEK 6 million for the three months ended August 31, 2004.  We realised SEK 41 million in cash on the sale of 189 buses during the quarter.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and operating lease charges. Operating costs increased by SEK 67 million, or 6%, from SEK 1,072 million for the three months ended August 31, 2005 to SEK 1,139 million for the three months ended August 31, 2006. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by SEK 9 million or 4%, to SEK 248 million for the three months ended August 31, 2006 from SEK 239 million for the three months ended August 31, 2005. The increase was largely due to an increase fuel costs due to higher fuel price of SEK 14 million, offest by reduced volumes resulting in decreades fuel cost of SEK 8 million.  Our average fuel price in Sweden for the three months was SEK 7.3 per liter compared to 7.78 per liter for the same three months last year.

Personnel costs decreased by SEK 21 million, or 4 % to SEK 592 million, for the three months ended August 31, 2006 from SEK 571 million for the three months ended August 31, 2005. This is mainly a result from a reduction in number of drivers due to lost contracts, wich resulted in lower wage costs of SEK 8 million. This decrease was offest by an increase in wages and social charges resulting from an effective increase in salary of SEK 22 million. The remaining decrease is due to decreased other personnel costs.

Operating lease charges increased by SEK 9 million to SEK 118 million for the three months ended August 31, 2006 from SEK 109 million for the three months ended August 31, 2005. This increase was principally a result of increased lease charges for buses entering the second lease-tranche.  The total number of buses under operating leases was 1,910 as of August 31, 2006 compared to 1,556 as of August 31, 2005.

Other external costs increased by SEK 28 million, to SEK 181 million for the three months ended August 31, 2006 from SEK 153 million for the three months ended August 31, 2005.  This is mainly due to decreased release of provisions of SEK 12 million and increased other costs of SEK 15 million, this was offset by decreased costs due to the financial restructuring last year.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. Depreciation and amortization costs decreased by SEK 24 million from SEK 79 million for the three months ended August 31, 2005 to SEK 55 million for three months ended August 31, 2006. This is due to reduction in the number of buses in the fleet that we own, resulting in decreased depreciation of SEK 20 million. Added to this, a change in accounting principles, goodwill is no longer amortized, has resulted in decreased amortization of SEK 4 million.

Operating Profit

Operating loss decreased by SEK 46 million from a loss of SEK 74 million for the three months ended August 31, 2005 to a loss of SEK 28 million for the three months ended August 31, 2006.

Operating loss from bus operations for public authorities decreased by SEK 46 million from SEK 54 million for the three months ended August 31, 2005 to SEK 8 million for the three months ended August 31, 2006, largely as a result of higher result of higher index revenues.

Operating profit from Express Bus services was SEK 13 million for the three months ended August 31, 2006, from SEK 10 million for the three months ended August 31, 2005

Operating profit from coach hire services was SEK 6 million for the three months ended August 31, 2006, compared to SEK 4 million for the three months ended August 31, 2005.

Costs for head office and other was SEK 39 million for the three months ended August 31, 2006, compared to SEK 30 million for the three months ended August 31, 2005. Goodwill amortization was 0 for the three months ended August 31,2006

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 101 million to SEK 42 million for the three months ended August 31, 2006 from SEK 143 million for the three months ended August 31, 2005. This result can be primarily attributed to foreign exchange gains and losses, where we had gains from foreign exchange concersions of SEK 8 million in the three months ended August 31, 2006, compared to a loss of SEK 23 million during the three months ended August 31, 2005.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended August 31, 2006 was 0%. This effective taxe rate resulted from valuation allowances of net operating losses.

Half-year ended August 31, 2006 compared to the half-year ended August 31, 2005

The following section provides an analysis of our results of operations between the actual numbers for the half-year March 1 – August 31, 2006 as compared with the half-year March 1 – August 31, 2005.

Revenues

Revenues increased SEK 93 million, or 4%, from SEK 2,291 million for the half-year ended August 31, 2005 to SEK 2,384 million for the half-year ended August 31, 2006.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 95 million, or 5%, from SEK 1,975 million for the half-year ended August 31, 2005 to SEK 2,070 million for the half-year ended August 31, 2006. The increase in revenue is principally due to increased volumes in existing contracts of SEK 147 million, impact of new contracts SEK 138 million. This was offset by the impact of lost contracts worth SEK 190 million.

Revenues from express bus services increased by SEK 5 million, or 3%, from SEK 188 million for the half-year ended August 31, 2005 to SEK 193 million for the half-year ended August 31, 2006.  This increase is due to a higher yield from passenger tickets marginal.

Revenues from coach hire increased by SEK 4 million, or 5%, from SEK 75 million for the half-year ended August 31, 2005, to SEK 79 million for the half-year ended August 31, 2006. The increase in revenue is principally due to better business cycle.

Other revenues amounted to SEK 53 million for the half-year ended August 31, 2005 and SEK 42 million for the half-year ended August 31, 2006. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties. The change is primarily due to higher prices on sold fuel.

Gain/(Loss) on Sale of Fixed Assets

Gain/Loss on sale of fixed assets is comprised of sales of buses and other assets. Loss on sale of fixed assets was SEK 10 million for the half-year ended August 31, 2006, compared to a loss of SEK 4 million for the half-year ended August 31, 2005. We realised SEK 51 million in cash on the sale of buses from contracts terminated during the half year ended August 31, 2006.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 62 million, or 3%, from SEK 2,258 million for the half-year ended August 31, 2005 to SEK 2,320 million for the half-year ended August 31, 2006. This increase is due to a number of factors, which are outlined below.

Fuel, tires and other consumable costs have increased by SEK 20 million or 4 % to SEK 529 million for the half-year ended August 31, 2006 from SEK 509 million for the half-year ended August 31, 2005. The increase was largely due to an increase in fuel prices of SEK 38 million, which was offset by decreased fuel costs of SEK 23 million as a result of reduced traffic from our lost contracts. Our average fuel price for the half year was SEK 7.3 per liter compared to 7.46 per liter for the same period last year.

There has been a 0.2 % decrease in personnel costs, by SEK 2 million to SEK 1,225 million, for the half-year ended August 31, 2006 from SEK 1,223 million for the half-year ended August 31, 2005. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 33 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of SEK 29 million. Added to this, other personnel costs have decreased by SEK 6 million.

Operating lease charges increased by SEK 3 million or by 1 % to SEK 225 million for the half-year ended August 31, 2006 from SEK 222 million for the half-year ended August 31, 2005. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,910 as of August 31, 2006 compared to 1,556 as of August 31, 2005.

Other external costs increased by SEK 37 million to SEK 341 million for the half-year ended August 31, 2006 from SEK 304 million for the half-year ended August 31, 2005. This is mainly due to decrease release of provision of SEK 16 million and increased of provision for loss contracts SEK 16 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment.

Depreciation and amortization costs decreased by SEK 38 million, or 25%, from SEK 150 million for the half-year ended August 31, 2005 to SEK 112 million for the half-year ended August 31, 2006. Depreciations according to plan decreased by SEK 15 million due to reduction in the number of buses in our fleet that we own and our increased use of operating leases. Added to this, a change in accounting principles, goodwill, is no longer amortized of SEK 7 million

Operating Profit/loss

Operating loss was SEK 58 million for the half-year ended August 31, 2006, compared to an operating loss of SEK 121 million for the half-year ended August 31, 2005.

Operating loss from bus operations for local public transportation authorities was SEK 20 million for the half-year ended August 31, 2006, compared to an operating loss of SEK 77 million for the half-year ended August 31, 2005, mainly due to higher fuel costs and higher index and volume revenues.

Operating profit from express bus services increased by SEK 4 million to SEK 14 million for the half-year ended August 31, 2006 from SEK 10 million for the half-year ended August 31, 2005.

Operating profit from coach hire services increased by SEK 5 million to SEK 9 million for the half-year ended August 31, 2006, from SEK 6 million for the half-year ended August 31, 2005.

Costs for head office and others was SEK 61 million for the half-year ended August 31, 2006 compared to SEK 51 million for the half-year ended August 31, 2005, the increase is mainly due to expenses in connection with the restructuring of Concordia. Goodwill amortization was 0 for the half year ended August 31, 2006 compared to SEK 7 million for the half year ended August 31, 2005.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans and other financial indebtedness. Financial income and expenses (net) decreased by SEK 134 million from a net financial expense of SEK 190 million for the half-year ended August 31, 2005 to SEK 56 million for the half-year ended August 31, 2006.

This result are primarily attributed to the restructuring of Concordia.  Added to this, we had a foreign exchange gain of SEK 33 million for the half year ended August 31, 2006 compared to a foreign exchange loss of SEK 34 million for the half year ended August 31, 2005.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the half-year ended August 31, 2006 was 0%. Thias effective rate resulted from valuation allowance of net operating losses.

Trend Information

During the first half-year ended Aug 31, 2006 we submitted tenders for 138 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 2 buses. Results for 113 of those tendered buses have been announced, 2 of which were for buses we operated. Concordia has won 3 buses in total of tenders announced during the first half-year consisting of 2 buses that we currently operate and 1 bus that were won from the competition.

We await results for 25 buses that all are operated by competition.

Liquidity and Capital Resources

In connection with the restructuring of the Concordia group of companies that was agreed to on July 22, 2005, holders of an aggregate principal amount of €159,855,000 of Bus’  Subordinated Notes exchanged, on October 4, 2005, their Subordinated Notes for equity in Bus.  On December 12, 2005, holders of an aggregate principal amount of €87,000 of Subordinated Notes accepted a change of control offer made by Bus.  Currently, only €58,000 in aggregate principal amount of Subordinated Notes remains outstanding.  Also in connection with that restructuring, Concordia Bus AB incurred a €45,000,000 liability under a mezzanine facility that it entered into on July 22, 2005 (the “Mezzanine Facility”) in order to pay for the restructuring and to strengthen the group companies with additional capital.  The restructuring, therefore, reduced pressure on the liquidity and capital resources of the Concordia group of companies because very few Subordinated Notes remain outstanding but the incurrence of debt under the Mezzanine Facility has mitigated that benefit to a certain extent. We, as the intermediate company between Bus, the ultimate parent company of the Concordia group of companies, and Nordic, the holding company for our operating companies, do not have significant liquidity and capital resources or needs.  However, the liquidity and capital resource needs for Nordic are significant because it must service its own debt under its 9.125% €130,000,000 Senior Secured Notes due 2009 (the “Senior Notes”) and, through interest payments on the Subordinated Shareholder Loan between Nordic and Bus, the Mezzanine Facility and the remaining Subordinated Notes.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of Bus, fund its working capital requirements and expand its business.  In order for Bus to meet its interest payment obligations under the Mezzanine Facility Nordic must distribute €3.8 million per annum to Bus.  As of August 31, 2006, Nordic’s net debt obligations to Bus amounted to SEK 266 million.  Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Senior Notes.  As of August 31, 2006 Nordic had total net indebtedness to third parties of SEK 1,007 million after deducting its cash balance of SEK 224 million. Nordic’s interest expense for the six months ended August 31, 2006 was SEK 72 million.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries.  It conducts no business or operations except through direct and indirect subsidiaries.  The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose.  Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Senior Notes, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Net cash used by operating activities was SEK 49 million for the six months ended August 31, 2006, compared to negative cash flow of SEK 116 million for the six months ended August 31, 2005. The main reason for the negative cash flow last year is payment of restructuring fees of a total of SEK 112 million. The remaining difference to last year is due to improved result from operations.

Net capex was negative SEK 11 million for the six months ended August 31, 2006, compared to positive SEK 6 million for the six months ended August 31, 2005. Investments in vehicles and equipment was SEK 62 million and sales of fixed assets generated SEK 51 million in cash. Cash flow from financing activities was negative SEK 3 million for the six months ended August 31, 2006 compared to positive SEK 232 for the six months ended August 31, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We are exposed to interest rate fluctuations on our lease debt. Based on the nominal value of the operational lease debt at August 31, 2006 of SEK 2,605 million, a 1% change in interest rates would increase lease charges by approximately SEK 26.05 million per annum. Senior secured notes outstanding at August 31, 2006 with a carrying value of SEK 1,202 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10.97 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 15.33 million per annum.

Inflation

Inflation had no material impact on our operations during the six months ended August 31, 2006 or the six months ended August 31, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SECOND QUARTER

(in millions of SEK except loss per share)	Note	June 1, 2006 – August 31, 2006	June 1, 2005 – August 31, 2005
		(Unaudited)	(Unaudited)
Net revenue	1	1,172	1,081

Fuel, tires and other consumables		(248)	(239)
Personnel costs		(592)	(571)
Operating lease charges	4	(118)	(109)
Other external costs		(181)	(153)
Gain (Loss) on sale of fixed assets		(6)	(4)
Depreciation and amortization		(55)	(79)
Operating Loss	1	(28)	(74)

Interest income		1	1
Interest expense and similar items	2	(43)	(144)
Financial income and expenses		(42)	(143)
Loss after financial items		(70)	(217)

Taxes		—	—

Loss for the period		(70)	(217)

Loss per share (in thousands of SEK)		(232)	(724)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE HALF YEAR

(in millions of SEK except loss per share)	Note	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
		(Unaudited)	(Unaudited)
Net revenue	1	2,384	2,291

Fuel, tires and other consumables		(529)	(509)
Personnel costs		(1,225)	(1,223)
Operating lease charges	4	(225)	(222)
Other external costs		(341)	(304)
Gain (Loss) on sale of fixed assets		(10)	(4)
Depreciation and amortization		(112)	(150)
Operating Loss	1	(58)	(121)

Interest income		2	1
Interest expense and similar items	2	(58)	(191)
Financial income and expenses		(56)	(190)
Loss after financial items		(114)	(311)

Taxes		—	—

Net loss for the period		(114)	(311)

Loss per share (in thousands of SEK)		(380)	(1,035)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

ASSETS

(In millions of SEK)	Note	August 31, 2006	February 28, 2006
		(Unaudited)

Fixed assets
Goodwill		205	211
Total intangible fixed assets		205	211

Buildings and land		4	4
Equipment, tools, fixtures and fittings		36	30
Vehicles		918	1,041
Total tangible fixed assets		958	1,075

Capitalized borrowing costs		28	33
Other long-term receivables		2	2
Total financial fixed assets		30	35

Total fixed assets		1,193	1,321

Current assets

Inventories		34	30

Accounts receivable		443	441
Other current receivables		71	94
Accrued income and prepaid expenses		100	122
Total receivables		614	657

Cash and bank balances	3,7	224	192

Total current assets		872	879

TOTAL ASSETS		2,065	2,200

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES

(in millions of SEK)	Note	August 31, 2006	February 28, 2006
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		(491)	75
Net loss		(114)	(557)

Total non-restricted equity		(605)	(482)

Total shareholder’s equity	6	(473)	(350)

Liabilities

Provisions:
Provisions for pensions and similar commitments		41	44
Provisions for loss making contracts		7	18

Total provisions		48	62

Non current liabilities
Financial leasing obligations	3	20	24
Bonds, issued	3	1,202	1,230
Liabilities due to group companies		255	255

Total non current liabilities		1,477	1,509

Current liabilities
Short-term portion of financial leasing obligations	3	9	8
Accounts payable		169	185
Liabilities due to group companies		25	16
Other current liabilities		183	156
Accrued expenses and deferred income		627	614

Total current liabilities		1,013	979

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,065	2,200

	Note	August 31, 2006	February 28, 2006
		(Unaudited)
PLEDGED ASSETS AND CONTINGENT LIABILITIES	5

Pledged assets		1,812	1,996
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,812	1,996

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(114)	(311)
- Reversal of depreciation and amortization		112	150
- Reversal of capital (gains) losses		10	4
- Reversal of change of provisions		(14)	(29)
- Reversal of capitalized cost write-offs		5	5
Change in interest receivables		(1)	0
Change in interest liabilities		(4)	13
Paid taxes		0	0
Unrealised exchange loss/(gain)		(23)	35
		(29)	(133)

Change in working capital
Increase (-)/decrease (+) in stock		(4)	0
Increase (-)/decrease (+) in current receivables		44	36
Increase (+)/decrease (-) in current liabilities		38	(19)

Net cash flow provided by (used in) operating activities		49	(116)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(62)	(11)
Sales of land, buildings, machinery and equipment		51	17
Net cash flow used in investing activities		(11)	6

Cash flow from financing activities
Proceeds from borrowings		—	235
Payments of long-term borrowings		(3)	(3)
Net cash flow provided by (used in) financing activities		(3)	232

INCREASE (DECREASE) IN CASH AND BANK BALANCES		35	122

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		192	175

Translation difference		(3)	2

CASH AND BANK BALANCES AT END OF PERIOD		224	299

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic Holding AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary to Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the six months ended August 31, 2006 consolidated financial statements as compared with the most recent annual financial statements, with the exception that, regarding intangible assets, IAS 38, is followed.

Going concern

Concordia Bus AB is a Holding Company the sole assets of which are the shares in Concordia Bus Nordic Holding which, in turn, owns 100% of the shares in Concordia Bus Nordic. Concordia Bus Nordic has interest-bearing liabilities amounting to SEK 1,231 million, including financial leasing agreements but excluding operational leasing agreements.  Concordia Bus Nordic’s ability to pay interest and make loan repayments on the outstanding bond loan and other obligations is conditional on the underlying subsidiaries generating sufficient profits available for distribution and a cash surplus such that payment of interest and debt repayment is possible.  This also means that Concordia Bus AB’s ability to pay interest on and amortize its debts (the mezzanine loan) is conditional on profits being transferred from Concordia Bus Nordic and from Concordia Bus Nordic Holding to Concordia Bus AB.  It is evident from the consolidated income statement for Concordia Bus AB as per August 31, 2006 that profits from the underlying subsidiaries are insufficient to cover the parent company’s costs for the six months March 1— August 31, 2006.

The conversion of the Euro 160 million bond loan into share capital has restored the group’s equity and the liquidity contribution which was then made to the group has been crucial for the assumption regarding continued operation of the business at the time of preparation of this annual report.

The group’s long-term ability to continue its operations is dependent on continued cost saving measures and on the group succeeding in future procurements, thereby improving cash flow and results from the operations.  The group’s reduced indebtedness provides an improved cash flow in the financing operation.  In addition, Concordia Bus and its subsidiaries are continuing to implement radical changes in the operational business as well as changes in the administrative structure and also certain changes in the company’s capital structure.  The group also sees signs of significant improvement in the compensation levels in new procurements with CPTAs.  The business plan that has been prepared shows an improvement in the result by 200 million in the coming year and an operating result without loss in two years’ time.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	June 1, 2006 – August 31, 2006	June 1, 2005 – August 31, 2005	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
CPTA – Sweden	815	744	1,680	1,605
CPTA – Norway	102	80	209	168
CPTA – Finland	87	93	181	202
Total CPTA	1,004	917	2,070	1,975
Express	105	105	193	188
Interbus	44	40	79	75
Total bus operations	1,153	1,062	2,342	2,238
Other revenue and group elimination	19	19	42	53
Total revenue	1,172	1,081	2,384	2,291

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	June 1, 2006 – August 31, 2006	June 1, 2005 – August 31, 2005
CPTA – Sweden	(10)	(45)
CPTA – Norway	8	(3)
CPTA – Finland	(6)	(6)
Total CPTA	(8)	(54)
Express	13	10
Interbus	6	4
Total Express and Interbus	19	14
Total bus operations	11	(40)
Goodwill amortization	—	(4)
Head office items and others	(39)	(30)
Total operating profit	(28)	(74)

Operating profit (loss)	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
CPTA – Sweden	(18)	(73)
CPTA – Norway	10	6
CPTA – Finland	(12)	(10)
Total CPTA	(20)	(77)
Express	14	10
Interbus	9	4
Total Express and Interbus	23	14
Total bus operations	3	(63)
Goodwill amortization	—	(7)
Head office items and others	(61)	(51)
Total operating profit	(58)	(121)

Note 2. Interest expense and similar items

MSEK	June 1, 2006 – August 31, 2006	June 1, 2005 – August 31, 2005	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
Interest cost payable	(36)	(40)	(72)	(72)
Amortization of deferred financing costs	(2)	(2)	(5)	(5)
Other financial charges	(2)	(79)	(4)	(80)
Foreign exchange gains/(losses)	(3)	(23)	23	(34)
Total	(43)	(144)	(58)	(191)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	August 31, 2006	February 28, 2006
Euro 130 million - Senior Secured Notes 9,125	1,202	1,230
Liabilities to credit institutions	1,202	1,230
Long term portion of finance lease obligations	20	24
Short term portion of finance lease obligations	9	8
Total debt	1,231	1,262

Less Cash and bank balance	(224)	(192)
Net indebtedness	1,007	1,070

Total debt	1,231	1,262
Short term portion of finance lease obligations	(9)	(8)
Total long term debt	1,222	1,254

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2006	February 28, 2006
Net present value of future lease payments
- Vehicles	1,712	1,020
- Real estate and other	35	39
Total	1,747	1,059

Note 5.  Pledged assets and contingent liabilities

MSEK	August 31, 2006	February 28, 2006
Pledged shares in subsidiaries	749	820
Floating charge certificates	117	117
Pledged assets	946	1,059
Total	1,812	1,996

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of August 31, 2006:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 659,984,288

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 231,138,470;

Concordia Bus Nordic AB, Interbus AB and Swebus AB has granted pledge over restricted cash in aggregate amount of SEK 55,202,259;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR       1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 6. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2006	132	(482)	(350)
Net loss for the period	—	(114)	(114)
Change in cumulative translation adjustment	—	(9)	(9)
Ending balance August 31, 2006	132	(605)	(473)

Note 7. Cash and cash equivalents

MSEK	August 31, 2006	February 28, 2006
Cash and bank balances	118	89
Restricted cash*	106	103
Total	224	192

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB, and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SECOND QUARTER

(in millions of SEK except loss per share)	Note	June 1, 2006 – August 31, 2006	June 1, 2005 – August 31, 2005
		(Unaudited)	(Unaudited)
Net revenue		835	766

Fuel, tires and other consumables		(192)	(174)
Personnel costs		(427)	(417)
Operating lease charges	2	(143)	(146)
Other external costs		(117)	(86)
Gain (Loss) on sale of fixed assets		(1)	(1)
Depreciation and amortization		(3)	(3)
Operating Profit (Loss)		(48)	(61)

Interest income		11	8
Interest expense and similar items	1	(5)	(10)
Financial income and expenses		6	(2)
Loss after financial items		(42)	(63)

Loss for the period		(42)	(63)

Loss per share (in SEK)		(13,993)	(21,155)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE HALF YEAR

(in millions of SEK except loss per share)	Note	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
		(Unaudited)	(Unaudited)
Net revenue		1,719	1,649

Fuel, tires and other consumables		(407)	(374)
Personnel costs		(885)	(901)
Operating lease charges	2	(276)	(296)
Other external costs		(226)	(184)
Gain (Loss) on sale of fixed assets		(3)	(3)
Depreciation and amortization		(6)	(7)
Operating Profit (Loss)		(84)	(116)

Interest income		23	8
Interest expense and similar items	1	(7)	(37)
Financial income and expenses		16	(29)
Loss after financial items		(68)	(145)

Loss for the period		(68)	(145)

Loss per share (in SEK)		(22,752)	(48,274)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	August 31, 2006	February 28, 2006
(In millions of SEK)		(Unaudited)

Fixed assets

Buildings and land		4	3
Equipment, tools, fixtures and fittings		16	14
Vehicles		34	31
Total tangible fixed assets		54	48

Shares in subsidiaries		1	1
Receivable due from group companies		428	—
Total financial fixed assets		429	1

Total fixed assets		483	49

Current assets

Inventories		27	23

Accounts receivable		344	350
Other current receivables		25	41
Receivable due from group companies		21	493
Accrued income and prepaid expenses		76	104
Total receivables		466	988

Cash and bank balances		150	176

Total current assets		643	1,187

TOTAL ASSETS		1,126	1,236

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	August 31, 2006	February 28, 2006
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (3000 shares at par value SEK 100)		0	0
Restricted earnings		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		225	531
Net loss		(68)	(306)

Total non-restricted equity		157	225

Total shareholder’s equity	3	157	225

Liabilities

Provisions:
Provisions for pensions and similar commitments		3	3
Provisions for loss contracts		7	17
Other liabilities		—	11
Total provisions		10	31

Non current liabilities
Financial leasing obligations		1	2
Liabilities due to group companies		193	266
Total non current liabilities		194	268

Current liabilities
Short-term portion of financial leasing obligations		3	3
Accounts payable		106	112
Liabilities due to group companies		25	45
Other current liabilities		108	95
Accrued expenses and deferred income		523	457

Total current liabilities		765	712

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,126	1,236

PLEDGED ASSETS AND CONTINGENT LIABILITIES	August 31, 2006	February 28, 2006
	(Unaudited)
Pledged assets
Floating charges	100	100
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,202	1,230
Other contingent liabilities	12	12
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,314	1,342

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(68)	(145)
- Reversal of depreciation and amortization		6	7
- Reversal of capital (gains) losses		3	3
- Reversal of change of provisions		(11)	(25)
Change in interest receivables		(21)	(19)
Change in interest liabilities		0	(41)
Unrealised exchange loss/(gain)		(5)	7
Paid tax		1	0
		(95)	(213)

Change in working capital
Increase (-)/decrease (+) in stock		(4)	(1)
Increase (-)/decrease (+) in current receivables		121	914
Increase (+)/decrease (-) in current liabilities		(31)	(734)

Net cash flow provided by (used in) operating activities		(9)	(34)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(47)	(7)
Sales of land, buildings, machinery and equipment		31	1
Net cash flow used in investing activities		(16)	(6)

Cash flow from financing activities
Payments of long-term borrowings		(1)	(2)
Net cash flow provided by (used in) financing activities		(1)	(2)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(26)	(42)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		176	131

CASH AND BANK BALANCES AT END OF PERIOD		150	89

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Swebus AB (“Swebus”) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus AB. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

Accounting principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendations and statements from the recommendations of the Swedish Accounting Standards Board (“Bokföringsnämnden” or “BFN”). Swebus’ accounting policies have been applied consistently in all periods presented.

SWEBUS AB

NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

MSEK	June 1, 2006 – August 31, 2006	June 1, 2005 – August 31, 2005	March 1, 2006 – August 31, 2006	March 1, 2005 – August 31, 2005
Interest cost payable	(5)	(5)	(10)	(29)
Other financial charges	(0)	(1)	(1)	(1)
Foreign exchange gains/(losses)	0	(4)	4	(7)
Total	(5)	(10)	(7)	(37)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2006	February 28, 2006
Net present value of future lease payments
- Vehicles	1,461	798
- Real estate and other	35	39
Total	1,496	837

Note 3. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2006	0	225	225
Net loss for the period	—	(68)	(68)
Ending balance August 31, 2006	0	157	157

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic Holding AB (publ)
(Registrant)

Date	September 29, 2006	By:	/s/ Per Skärgård
Per Per Skärgård
Chief Financial Officer